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                                                                  EXHIBIT (a)(6)


NEWS RELEASE

ATRION CORPORATION
ONE ALLENTOWN PARKWAY
ALLEN, TEXAS  75002
                                                                       ATRION
                                                                    NEWS RELEASE

FOR IMMEDIATE RELEASE

                   ATRION CORPORATION TO COMMENCE TENDER OFFER
                  FOR UP TO 400,000 SHARES OF ITS COMMON STOCK

      ALLEN, Texas (March 17, 1999) - Atrion Corporation (Nasdaq/NM-ATRI) announced today that it plans to commence a Dutch Auction issuer tender offer to purchase for cash up to 400,000 shares of its issued and outstanding common stock, par value $.10 per share. The tender offer is expected to begin Monday, March 22, 1999 and to expire, unless extended, at 5:00 p.m., New York City time, on Tuesday, April 20, 1999.

      Terms of the tender offer, which are described more fully in the Offer to Purchase and Letter of Transmittal, invite the Company's stockholders to tender up to 400,000 shares of the Company's common stock to the Company at prices not greater than $10.00 nor less than $8.00 per share, as specified by the tendering stockholders. The offer is subject to certain conditions. The Company will, subject to the terms and conditions of the offer, determine the lowest single per share price (not greater than $10.00 nor less than $8.00 per share) net to the seller in cash that will allow it to purchase 400,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) pursuant to the offer. Such lowest single per share price will be the purchase price the Company will pay for all shares validly tendered at prices at or below such purchase price and not withdrawn, subject to the terms and conditions of the offer. Shares tendered at prices in excess of the purchase price and shares not purchased because of proration will be returned at the Company's expense. The Company reserves the right, in its sole discretion, to purchase more than 400,000 shares pursuant to the offer.

      Emile A. Battat, Chairman of Atrion, said "Yesterday our stock closed at $8.00 per share, some 15% higher than the closing price on November 12, 1998 just prior to announcing our previous tender offer. We continue to believe that our stock is undervalued and that the repurchase is consistent with our goal of maximizing shareholder value. At the same time, our offer provides an opportunity to those who wish to sell shares in what has been a very difficult market for small capitalization stocks."


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      The Depositary is American Stock Transfer & Trust Company and the
Information Agent is Georgeson & Company Inc. The Offer to Purchase, Letter of Transmittal and related documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of the Company's common stock. Additional copies may be obtained beginning next week from Georgeson & Company Inc., Wall Street Plaza, New York, New York 10006.
Telephone: (800) 223-2064.

      Atrion Corporation designs, develops, manufactures, sells and distributes medical products and components to markets worldwide.

Contact:    Jeffery Strickland
            Vice President and Chief Financial Officer
            (972) 390-9800






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